FORM U-13-60
                   MUTUAL AND SUBSIDIARY SERVICE COMPANIES
                           REVISED FEBRUARY 7, 1980


                                ANNUAL REPORT

                                FOR THE PERIOD

         BEGINNING   January 1, 1996   AND ENDING   December 31, 1996



                                    TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                      OF


                   North Atlantic Energy Service Corporation


                       A   Subsidiary   SERVICE COMPANY




                     DATE OF INCORPORATION:   April 1, 1992




STATE OR SOVEREIGN POWER UNDER WHICH INCORPORATED OR ORGANIZED:    New Hampshire


         LOCATION OF PRINCIPAL EXECUTIVE OFFICES OF REPORTING COMPANY:

                   Route 1, Lafayette Rd., Seabrook, NH, 03874




NAME, TITLE AND ADDRESS OF OFFICER TO WHOM CORRESPONDENCE CONCERNING THIS REPORT
                              SHOULD BE ADDRESSED:

  John J. Roman       V.P. & Controller      P.O. Box 270, Hartford, Ct.  06141-

                                      0270




NAME OF PRINCIPAL HOLDING COMPANY WHOSE SUBSIDIARIES ARE SERVED BY REPORTING
COMPANY:

                              Northeast Utilities


                         INSTRUCTIONS FOR USE OF FORM U-13-60

 1.  Time of Filing.   Rule 94 provides that on or before the first day of May
in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

 2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

 3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

 4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

 5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

 6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X. '210.3-01(c))

 7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

 8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                       Schedule or     Page
Description of Schedules and Accounts                    Acct. No.      No.

     Comparative Balance Sheet                         Schedule I      4 - 5

     Service Company Property                          Schedule II     6 - 7

     Accumulated Provision for Depreciation and Amortization
     of Service Company Property                       Schedule III      8

     Investments                                       Schedule IV       9

     Accounts Receivable from Associate Companies      Schedule V       10

     Fuel Stock Expenses Undistributed                 Schedule VI      11

     Stores Expense Undistributed                      Schedule VII     12

     Miscellaneous Current and Accrued Assets          Schedule VIII    13

     Miscellaneous Deferred Debits                     Schedule IX      14

     Research, Development, or Demonstration
     Expenditures                                      Schedule X       15

     Proprietary Capital                               Schedule XI      16

     Long Term Debt                                    Schedule XII     17
     Current and Accrued Liabilities                   Schedule XIII    18

     Notes to Financial Statements                     Schedule XIV     19

     Comparative Income Statement                      Schedule XV      20

     Analysis of Billing - Associate Companies         Account 457      21

     Analysis of Billing - Non-Associate Companies     Account 458      22

     Analysis of Charges for Service - Associate
     and Non-Associate Companies                       Schedule XVI     23

     Schedule of Expense by Department or Service
     Function                                          Schedule XVII    24 - 25

     Departmental Analysis of Salaries                 Account 920      26

     Outside Services Employed                         Account 923      27

     Employee Pensions and Benefits                    Account 926      28

     General Advertising Expenses                      Account 930.1    29

     Miscellaneous General Expenses                    Account 930.2    30

     Rents                                             Account 931      31

     Taxes Other Than Income Taxes                     Account 408      32

     Donations                                         Account 426.1    33

     Other Deductions                                  Account 426.5    34

     Notes to Statement of Income                      Schedule XVIII   35

Description of Reports or Statements

     Organization Chart                                                 36

     Methods of Allocation                                              37

     Annual Statement of Compensation for
     Use of Capital Billed                                              38

     Signature Page                                                     39




ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

SCHEDULE I - COMPARATIVE BALANCE SHEET

     Give balance sheet of the Company as of December 31 of the current and prior year.
---------------------------------------------------------------------------------------------
   ACCT                    ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31
---------------------------------------------------------------------------------------------
                                                                         1996         1995
          SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
          ------------------------
   101    Service company property (Schedule II)                    $         0  $         0
   107    Construction work in progress (Schedule II)                         0            0
                                                                      ----------   ----------
              Total Service Company Property                        $         0  $         0
                                                                      ----------   ----------
   108    Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)   $         0  $         0
                                                                      ----------   ----------
              Net Service Company Property                          $         0  $         0
                                                                      ----------   ----------
          INVESTMENTS
          -----------
   123    Investments in associate companies (Schedule IV)          $         0  $         0
   124    Other investments (Schedule IV)                                     0           37
                                                                      ----------   ----------
              Total Investments                                     $         0  $        37
                                                                      ----------   ----------
          CURRENT AND ACCRUED ASSETS
          --------------------------
   131    Cash                                                      $       725  $       740
   134    Special deposits                                                    0            0
   135    Working funds                                                       0           21
   136    Temporary cash investments (Schedule IV)                           14           11
   141    Notes receivable                                                    0            0
   143    Accounts receivable                                            51,111       25,430
   144    Accumulated provision of uncollectible accounts                     0            0
   146    Accounts receivable from associate companies (Schedule V)         523          147
   152    Fuel stock expenses undistributed (Schedule VI)                     0            0
   154    Materials and supplies                                              0            0
   163    Stores expense undistributed (Schedule VII)                       298            0
   165    Prepayments                                                     3,024        2,980
   174    Miscellaneous current and accrued assets (Schedule VIII)            0            0
                                                                      ----------   ----------
              Total Current and Accrued Assets                      $    55,695  $    29,329

          DEFERRED DEBITS
          ---------------
   181    Unamortized Debt Expense                                  $         0  $         0
   184    Clearing accounts                                                   0            0
   186    Miscellaneous deferred debits (Schedule IX)                    20,348       19,292
   188    Research, development, or demonstration
          expenditures (Schedule X)                                           0            0
   190    Accumulated deferred income taxes                                 313            0
                                                                      ----------   ----------
              Total Deferred Debits                                 $    20,661  $    19,292
                                                                      ----------   ----------
              TOTAL ASSETS AND OTHER DEBITS                         $    76,356  $    48,658
                                                                      ==========   ==========






ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

SCHEDULE I - COMPARATIVE BALANCE SHEET

     Give balance sheet of the Company as of December 31 of the current and prior year.
---------------------------------------------------------------------------------------------
   ACCT              LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
---------------------------------------------------------------------------------------------
                                                                         1996         1995
                                                                    (Thousands of Dollars)
          PROPRIETARY CAPITAL
          -------------------
   201    Common stock issued  (Schedule XI)                        $         1  $         1
   211    Miscellaneous paid-in-capital (Schedule XI)                         9            9
   215    Appropriated retained earnings (Schedule XI)                        0            0
   216    Unappropriated retained earnings (Schedule XI)                      1            1
                                                                      ----------   ----------
              Total Proprietary Capital                             $        11  $        11
                                                                      ----------   ----------
          LONG-TERM DEBT
          --------------
   223    Advances from associate companies (ScheduleXII)           $         0  $         0
   224    Other long-term debt (Schedule XII)                                 0            0
   225    Unamortized premium on long-term debt                               0            0
   226    Unamortized discount on long-term debt                              0            0
                                                                      ----------   ----------
              Total Long-Term Debt                                  $         0  $         0
                                                                      ----------   ----------
          CURRENT AND ACCRUED LIABILITIES
          -------------------------------
   231    Notes payable                                             $         0  $         0
   232    Accounts payable                                               41,425       14,192
   233    Notes payable to associate companies (Schedule XIII)                0            0
   234    Accounts payable to associate companies (Schedule XIII)         1,994        2,623
   236    Taxes accrued                                                     376          662
   237    Interest accrued                                                    0            0
   238    Dividends declared                                                  0            0
   241    Tax collections payable                                           (56)          53
   242    Miscellaneous current and accrued
          liabilities (Schedule XIII)                                    29,483       27,438
                                                                      ----------   ----------
              Total Current and Accrued Liabilities                 $    73,222  $    44,968
                                                                      ----------   ----------
          DEFERRED CREDITS
          ----------------
   253    Other deferred credits                                    $     3,123  $     3,679
   255    Accumulated deferred investment tax credits                         0            0
                                                                      ----------   ----------
              Total Deferred Credits                                $     3,123  $     3,679
                                                                      ----------   ----------
   282    ACCUMULATED DEFERRED INCOME TAXES                         $         0  $         0
          ---------------------------------                           ----------   ----------

              TOTAL LIABILITIES AND PROPRIETARY CAPITAL             $    76,356  $    48,658
                                                                      ==========   ==========




ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE II - SERVICE COMPANY PROPERTY
---------------------------------------------------------------------------------------------
                                      BALANCE AT              RETIREMENTS          BALANCE
                                      BEGINNING               OR           OTHER   AT CLOSE
ACCT  DESCRIPTION                      OF YEAR    ADDITIONS   SALES        CHANGES OF YEAR
---------------------------------------------------------------------------------------------
                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY

 301  ORGANIZATION
 303  MISCELLANEOUS INTANGIBLE PLANT
 304  LAND AND LAND RIGHTS
 305  STRUCTURES AND IMPROVEMENTS
 306  LEASEHOLD IMPROVEMENTS
 307  EQUIPMENT (2)                                              NONE
 308  OFFICE FURNITURE AND EQUIPMENT
 309  AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT
 310  AIRCRAFT AND AIRPORT EQUIPMENT
 311  OTHER SERVICE COMPANY
      PROPERTY (3)




  (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



 NONE









SCHEDULE II - CONTINUED
-----------------------

  (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
      COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE
      YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
---------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION       ADDITIONS                                 OF YEAR
---------------------------------------------------------------------------------------------
                                        (Thousands of Dollars)




                                      NONE



  (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:



                                      NONE





ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------
                                                 ADDITIONS            OTHER
                                       BALANCE AT CHARGED             CHANGES     BALANCE
                                       BEGINNING    TO                 ADD/       AT CLOSE
       DESCRIPTION                      OF YEAR  ACCT 403  RETIREMENT(DEDUCT)(1)  OF YEAR
------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT                                             NONE
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

AMORTIZATION OF SERVICE COMPANY
PROPERTY


------------------------------------------------------------------------------------------

   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



                                                             NONE







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.


--------------------------------------------------------------------------
                                                    BALANCE AT  BALANCE AT
                                                    BEGINNING     CLOSE
                       DESCRIPTION                   OF YEAR     OF YEAR
--------------------------------------------------------------------------
                                                   (Thousands of Dollars)
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES    $        0  $        0

ACCOUNT 124 - OTHER INVESTMENTS

               Fleet Bank - Rabbi Trust Fund               37           0

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


               Fidelity Institute Tax Exempt Cash
                   Portfolio                               11          11
               Citizens Bank Certificate of Deposit         0           3







                                                    ----------  ----------

                                          TOTAL    $       48  $       14
                                                    ==========  ==========







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommoda-
             tion or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

-----------------------------------------------------------------------------
                                                         BALANCE ATBALANCE AT
                                                         BEGINNING   CLOSE
                  DESCRIPTION                            OF YEAR    OF YEAR
-----------------------------------------------------------------------------
                                                        (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

             Northeast Utilities Service Company        $    109  $      364
             Northeast Nuclear Energy Company                 16         155
             North Atlantic Energy Corporation                 8           3
             Public Service Company of New Hampshire          14           1

                                                         --------  ----------
                                   TOTAL                $    147  $      523
                                                         ========  ==========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:



                                   NONE









ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.
--------------------------------------------------------------------------

              DESCRIPTION                     LABOR   EXPENSES    TOTAL
--------------------------------------------------------------------------
                                                     (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES                       NONE
              UNDISTRIBUTED







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
---------------------------------------------------------------------------------

              DESCRIPTION                          LABOR    EXPENSES     TOTAL
--------------------------------------------------------------------------------
                                                (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED

              Balance at prior year end         $       0  $       0  $       0

              Amount incurred during the year       1,794        126      1,920

The above stores expenses are billed back to each of the companies listed below:

          Associate Companies:
              The Connecticut Light and
                 Power Company                        (61)        (5)       (66)
              North Atlantic Energy Corporation      (543)       (41)      (584)

         Non-Associate Companies                     (904)       (68)      (972)



                                                 ---------  ---------  ---------
                            TOTAL               $     286  $      12  $     298
                                                 =========  =========  =========








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


 SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------
                                                       BALANCE AT BALANCE AT
                                                       BEGINNING     CLOSE
                    DESCRIPTION                         OF YEAR     OF YEAR
------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT                      NONE
                  AND ACCRUED ASSETS











ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


  SCHEDULE IX

MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------
                                                          BALANCE AT  BALANCE AT
                                                          BEGINNING   CLOSE
                   DESCRIPTION                            OF YEAR     OF YEAR
---------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Noncurrent receivable from Joint Owner funding             $  15,161   $  19,075
Accrued construction period Worker's Compensation claims       2,022           0
Westinghouse Reactor Coolant Pump Settlement                   1,434         987
North Atlantic Energy Service Corporation Organization Cost       56          19
Accounting Treatment Change for Payroll                          388         358
Required bank deposit                                              3           0
Miscellaneous (>100 items)                                         0        (251)
Preliminary Engineering for:
               Equipment hatch barrier                            36           0
               Telephone switch replacement                       16           0
               Secondary control system modifications             17           0
               Security system replacement                         0          10
               Administration building addition                    0          11
               Spent fuel pool upgrades                           86           0
               Hotwell level control                              58           0
               Service water improvements                          0          59
               Integrated reactor vessel head                      0          40
               Steam generator blowdown                            0          30
               Miscellaneous (4 items 1995, 4  items 1996)        15          10
                                                             --------    --------
                                  TOTAL                    $  19,292   $  20,348
                                                             ========    ========









ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


  SCHEDULE X

RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------
                           DESCRIPTION                          AMOUNT
-------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR                           NONE
              DEMONSTRATION EXPENDITURES










ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE XI

PROPRIETARY CAPITAL

-------------------------------------------------------------------------------------------------
                                 NUMBER OF  PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
ACCOUNT                            SHARES       VALUE      ---------------------------
NUMBER     CLASS OF STOCK        AUTHORIZED   PER SHARE    NO. OF SHARES  TOTAL AMOUNT
--------------------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

201     COMMON STOCK ISSUED           1,000    $ 1.00         1,000       $      1



INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

--------------------------------------------------------------------------------------------------
            DESCRIPTION                                     AMOUNT
--------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL              $        9

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                      0
                                                           ---------
                                            TOTAL        $        9
                                                           =========

--------------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the Uniform Systems of
       Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------------------------
                                 BALANCE AT NET INCOME                    BALANCE
                                 BEGINNING   OR            DIVIDENDS      AT CLOSE
            DESCRIPTION           OF YEAR   (LOSS)           PAID         OF YEAR
--------------------------------------------------------------------------------------------------
                                (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS

                              $           1      0 *  $           0       $      1

     * Miscellaneous adjustment to retained earnings offset net income which resulted in a net zero dollar





ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE XII

LONG-TERM DEBT

INSTRUCTIONS:    Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------------------
                       TERMS OF OBLIG.  DATE                      BALANCE AT                    BALANCE AT
                       CLASS & SERIES    OF    INTEREST  AMOUNT    BEGINNING          DEDUCTIONS  CLOSE
NAME OF CREDITOR        OF OBLIGATION MATURITY   RATE  AUTHORIZED   OF YEAR  ADDITIONS   (1)     OF YEAR
------------------------------------------------------------------------------------------------------------------
                                                                                      (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE COMPANIES

    TOTAL ADVANCES FROM ASSOCIATES                                   NONE


ACCOUNT 224-OTHER
            LONG-TERM DEBT

    TOTAL OTHER LONG-TERM DEBT                                       NONE





(1) GIVE AN EXPLANATION OF DEDUCTIONS:
                                                                     NONE








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company.
              Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                      BALANCE AT    BALANCE AT
                                                      BEGINNING     CLOSE
                      DESCRIPTION                     OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

                                                             NONE


------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES


Northeast Utilities Service Company                     $    1,773  $    1,588
Northeast Nuclear Electric Company                             174           0
Public Service Company of New Hampshire                        675         173
The Connecticut Light & Power Company                            0         233
Miscellaneous (1 item)                                           1           0
                                                           --------  ----------
                                         TOTAL          $    2,623  $    1,994
                                                           ========  ==========

------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued payroll and other employee payables             $    7,455  $    6,714
Accrued Pension Cost                                        13,390      17,028
On-hand operations funding from associate companies:
              North Atlantic Energy Corporation              2,372       2,066
              The Connecticut Light & Power Company            268         233
On-hand operations funding from non-associate companies      3,953       3,442
                                                           --------  ----------
                                         TOTAL          $   27,438  $   29,483
                                                           ========  ==========








                   NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: North Atlantic Energy Service Corporation (the company or NAESCO) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation
(NAEC), and Holyoke Water Power Company (HWP) are operating subsidiaries comprising the Northeast Utilities System (the system) and are wholly owned by NU.

The system furnishes retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP. NAEC sells all of its capacity to PSNH. In addition to its retail service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

The company acts as agent in operating the Seabrook Nuclear Power Project (the Project or Seabrook) pursuant to the Seabrook Project Managing Agent
Operating Agreement (the Managing Agent Agreement). The Project is owned jointly by NAEC and CL&P, both wholly owned subsidiaries of NU and nine nonaffiliated New England utility companies as tenants in common with undivided interests (the Seabrook Joint Owners). The cost of the Project is recorded on the books of the Joint Owners based upon their proportionate ownership share of the Project. The company does not have an ownership interest in the Project. The company is only liable for payroll related expenditures and liabilities. The Seabrook Joint Owners are severally responsible for their respective share of the costs of operating and maintaining the Project.

Ownership percentages of the Project as of December 31, 1996 were as follows:


                                                                OWNERSHIP
       PARTICIPANTS                                               SHARE


       Canal Electric Company                                    3.52317%
       The Connecticut Light and Power Company                   4.05985
       Great Bay Power Corporation                              12.13240
       Hudson Light & Power Department                            .07737
       Massachusetts Municipal Wholesale Electric Company       11.59340
       Montaup Electric Company                                  2.89989
       New England Power Company                                 9.95766
       New Hampshire Electric Cooperative, Inc.                  2.17391
       North Atlantic Energy Corporation                        35.98201
       Taunton Municipal Lighting Plant                           .10034
       The United Illuminating Company                          17.50000

                                                               100.00000%



Other wholly owned subsidiaries of NU provide support services to the company. Northeast Utilities Service Company (NUSCO) provides certain administrative support to the company, pursuant to the Service Agreement between NUSCO and NAESCO acting as agent for the Joint Owners of Seabrook, as amended, and to other system companies. Billings from NUSCO recorded by the company approximated $8,937,000 and $4,389,000 in 1996 and 1995, respectively. PSNH provides certain services to the company pursuant to the Service Agreement between PSNH and NAESCO acting as agent for the Joint Owners of Seabrook, as amended. Billings from PSNH recorded by the company were approximately $369,000 and $409,000 in 1996 and 1995, respectively.

Yankee Atomic Electric Company (YAEC) provides services to the company pursuant to the Nuclear Support Services Agreement between YAEC and NAESCO acting as agent for the Joint Owners of Seabrook, as amended. Billings from YAEC recorded by the company approximated $5,029,000 and $5,664,000 in 1996 and 1995, respectively.

All transactions among affiliated companies, and between YAEC and the company, are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval of various federal and state regulatory agencies.

Method Of Accounting: The accompanying financial statements were prepared in accordance with the Uniform System of Accounts for Mutual and Subsidiary Service Companies, promulgated pursuant to the Public Utility Holding Company Act of 1935, as modified (1935 Act). This system of accounts follows, with modifications, the Federal Energy Regulatory Commission's (the FERC) Uniform System of Accounts and the Managing Agent Agreement. The financial statements reflect expenses associated with managing, operating, and maintaining the Project, excluding decommissioning costs, property taxes, amortization of nuclear fuel, reserves, and book depreciation. Pursuant to the Managing Agent Agreement, NAESCO does not earn a return on capital and therefore, revenues represent the sum of the company's operating expenses.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Public Utility Regulation: NU is registered with the Securities and Exchange Commission as a holding company under the 1935 Act, and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. The company is a registered utility company in the state of New Hampshire and is subject to appropriate regulation by the New Hampshire Public Utilities Commission (NHPUC). The Joint Owners, whom the company represents as agent, are subject to further regulation by the FERC. The company therefore follows the accounting policies prescribed by the FERC.


2.     PENSION AND POSTRETIREMENT BENEFITS

Pensions: Employees of NAESCO are covered by the NU system's uniform noncontributory-defined benefit plan covering all of its regular employees. Benefits are based on years of service and employees' highest compensation during five consecutive years of employment. The company's allocated portion of the system's pension cost for 1996 and 1995, part of which was capitalized and billed as utility plant, approximated $3,638,000 and $2,596,000, respectively.

Currently, the system funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

The components of net pension cost for the company (in thousands) are:


                                               For the Years Ended

                                                   December 31,
                                                  1996       1995

           Service cost                        $ 3,749      $3,597
           Interest cost                         3,567       2,759
           Return on plan assets                (6,708)     (8,703)
           Net amortization                      3,030       4,943

           Net pension cost                     $3,638      $2,596



For calculating pension cost, the following actuarial assumptions were used:

                                               For the Years Ended
                                                   December 31,
                                                  1996       1995

           Discount rate                          7.50%      8.25%
           Expected long-term rate of return      8.75       8.50
           Compensation/progression rate          4.75       5.00



The following table represents the plan's funded status for the company at December 31 (in thousands):
                                       1996        1995

Accumulated benefit obligation,
including vested benefits at
December 31, 1996 and 1995 of
$23,047,000 and $20,213,000,         $29,877      $26,084
respectively

Projected benefit obligation
(PBO)                                 52,049       45,334
Less: Market value of plan
assets                                48,656       42,904


PBO in excess of market value        (3,393)       (2,430)
Unrecognized transition amount           819          882


Unrecognized prior service costs       6,146        3,184
Unrecognized net gain                (20,600)     (15,026)


Accrued pension liability         $  (17,028)     (13,390)



The following actuarial assumptions were used in calculating the plan's year end funded status:

                                        1996       1995

      Discount Rate                     7.75%      7.50%
      Compensation/progression rate     4.75       4.75

Postretirement Benefits: The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees leaving the company who are otherwise eligible to retire and have met specified service requirements. The expected cost of postretirement benefits, primarily health and life insurance benefits are charged to expense during the years that eligible employees render service. Actuarially determined total health care and life insurance costs, part of which were capitalized and billed as utility plant, approximated $1,036,000 in 1996 and $1,144,000 in 1995.

The accumulated postretirement benefit obligation (APBO) represents the company's prior service obligation upon the adoption of Statement of Financial Accounting Standards 106 (SFAS 106) on January 1, 1993. As allowed by SFAS 106, the company is amortizing its APBO of approximately $3 million over a 20-year period. For current employees and certain retirees, the total postretirement benefit is limited to two times the 1993 per-retiree health care costs. The postretirement benefit obligation has been calculated based on this assumption.

The company funds its postretirement benefit costs through investments in external trusts. The trust assets are invested primarily in equity securities and bonds.

The following table represents the plan's funded status at December 31 (in thousands):
                                                             1996         1995

    Accumulated postretirement benefit obligation of:
       Retirees                                            $ 2,836      $ 2,360
       Active employees fully eligible to retire                28            0
       Active employees not eligible to retire               4,788        5,449


       Total accumulated postretirement benefit obligation   7,652        7,809
       Less:  Market value of plan assets                    5,143        3,690

       Accumulated postretirement benefit obligation in
          excess of plan assets                             (2,509)      (4,119)
    Unrecognized transition amount                           2,525        2,682
    Unrecognized net loss                                      233        1,437
    Prepaid postretirement benefit                         $   249      $     0



The following actuarial assumptions were used in calculating the plan's year end funded status:

                                                             1996         1995

    Discount Rate                                            7.75%        7.50%
    Health Care Cost Trend Rate(a)                           7.23         8.40

   (a) The per capita cost of covered health care benefits was assumed to decrease to 4.9 percent by 2001.

The components of health care and life insurance costs for the years ended December 31 (in thousands) are:

                                                             1996         1995

    Service cost                                           $   588      $   605
    Interest cost                                              561          545
    Return on plan assets                                     (500)        (566)
    Net amortization                                           387          560

    Net health care and life insurance cost                $ 1,036      $ 1,144


The following actuarial assumptions were used in calculating SFAS 106 benefit costs:

                                                             1996         1995

Discount rate                                                7.50%        8.00%
Long term rate of return -Health assets,                     5.25         5.00
net of tax
Long term rate of return - Life assets                       8.75         8.50


The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $295,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $43,000. The trust holding the plan assets is subject to federal income taxes at a 35-percent tax rate.

3.  LEASES

The company, on behalf of the Seabrook Joint Owners, has entered into operating lease agreements for certain data processing equipment, office equipment, vehicles and offsite facilities. The company does not enter into capital leases. Operating lease costs charged to expense approximated $1,392,000 and $2,049,000 in 1996 and 1995, respectively.

The provisions of these lease agreements generally provide for renewal options. The company has no noncancelable leases.

4.  FINANCING

Each of the Seabrook Joint Owners is responsible for financing its cost of participation in the Project in proportion to its respective ownership share. Such financing is provided to the Project in advance of such costs being incurred. Therefore, the company has no long-term or short-term debt obligations.

5.  INCOME TAX EXPENSE

The components of the federal and state income tax provisions for the year ended December 31, 1996 (in thousands) are:

Current income taxes:
    Federal                                       $325
    State                                          (95)

      Total current                                230


Deferred income taxes, net:
   Federal                                        (284)
   State                                           (29)

      Total deferred                              (313)


      Total income tax expense                   $ (83)



The components of total income tax expense for the year ended December 31, 1996 are classified as follows:

Income taxes charged to operating expenses       $ (83)
Other income taxes                                -

      Total income tax expense                   $ (83)



Deferred income taxes at December 31, 1996 are comprised of the tax effects of temporary differences as follows:

Software amortization                            $(596)
Workforce reduction                               (138)
Injuries and damages reserve                       351
Accrued vacation                                    51
Other                                               19

Deferred income taxes, net                       $(313)



A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate for the year ended December 31, 1996 (in thousands) is as follows:

Expected federal income tax at 35 percent of pretax income    $(29)
Tax effect of differences:
 State income taxes, net of federal benefit                    (81)
Other, net                                                      27

Total income tax expense                                      $(83)




The company, as a wholly-owned subsidiary of NU is included in NU's consolidated return. Income tax expense is determined on a separate company basis. On January 1, 1996, a retroactive adjustment was made to accrue income taxes from inception to December 31, 1995 and is included in the 1996 tax provision. This retroactive adjustment did not have a material impact on NAESCO's financial position or results of operations.

6.  NRC ACTIVITIES

Northeast Nuclear Energy Company, another NU subsidiary, acts as agent for CL&P, PSNH and WMECO in managing and operating the three Millstone generating facilities in Connecticut. Millstone 1, 2, and 3 have been out of service since November 4, 1995, February 21, 1996 and March 30, 1996, respectively, and are on the NRC's watch list. NU has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units.

On October 9, 1996, the NRC issued a request for information concerning all nuclear plants in the United States, excluding the three Millstone units which had previously received such requests. Such information will be used to verify that these facilities are being operated and maintained in accordance with NRC regulations and the unit's specific licenses. The NRC has indicated that the information will be used to determine whether future inspection or enforcement activities are warranted for any plant. NAESCO has submitted its response to the NRC's request with respect to Seabrook. Seabrook's operations have not been restricted by the request. The NRC's April 1996 comprehensive review found Seabrook to be a well-operated facility without any major safety issues or weaknesses and noted that it would reduce its future inspections in a number of areas as a result of its findings.

7.   SUBSEQUENT EVENT

On February 28, 1997, the NHPUC issued its decision related to restructuring the state's electric utility industry and setting interim stranded cost charges for PSNH pursuant to legislation enacted in New Hampshire in 1996.

In the decision, the NHPUC announced a departure from cost-based ratemaking and instead adopted a market-priced approach to ratemaking and stranded cost recovery as advocated by the NHPUC's consultants. Accordingly, unless the litigation described below results in a stay, or necessary modifications to the final plan are made, that leads management to conclude that the rates in the NHPUC's restructuring decision will not go into effect, PSNH will be required to discontinue accounting under SFAS 71. That would result in PSNH writing off from its balance sheet, as early as the quarter ending March 31, 1997, substantially all of its regulatory assets. The amount of the potential write-off which is triggered by the order is currently estimated at over $400 million, after taxes.

The decision also contains rulings on numerous other issues that may have a substantial effect on the operations of PSNH. Included among these rulings are assertions that the Rate Agreement by and between PSNH's parent company, NU and the state of New Hampshire, which was an integral part of NU's acquisition of PSNH in 1992, is not binding on the state and the requirement that PSNH divest within two years from the inception of competition all of its owned-generation and all of its wholesale power contracts (including its contracts with NAEC for Seabrook output).

On March 3, 1997, PSNH, NU, NAEC and NUSCO filed for a temporary restraining order, preliminary and permanent injunctive relief, and for declaratory judgment in the Federal District Court for New Hampshire. The case was subsequently transferred to Rhode Island. On March 10, 1997, the Chief Judge of the Rhode Island federal court issued a temporary restraining order which stayed the NHPUC's February 28, 1997, decision to the extent it established a rate setting methodology that is not designed to recover PSNH's costs of providing service
and would require PSNH to write off any regulatory assets.   A hearing regarding
the system plaintiffs' request for a preliminary injunction will be held in the same court on March 20, 1997.

PSNH and NAEC are parties to a variety of financing agreements providing that the credit thereunder can be terminated or accelerated if they do not maintain specified minimum ratios of common equity to capitalization (as defined in each agreement). In addition, PSNH and NAEC are parties to a variety of financing agreements providing in effect that the credit thereunder can be terminated or accelerated if there are actions taken, either by PSNH or NAEC or by the state of New Hampshire, that deprive PSNH and/or NAEC of the benefits of the Rate Agreement and/or the Seabrook Power Contracts.

If the NHPUC's February 28, 1997 decision becomes effective, it would result in
(i) write-offs that would cause PSNH's common equity to fall below the contractual minimums, (ii) reductions in income that would cause PSNH's income to fall below the contractual minimums, (iii) potential violation of the contractual provisions with respect to actions depriving PSNH and NAEC of the benefits of the Rate Agreement, and unless waived by the respective lenders,
(iv) the potential for cross defaults to other PSNH and NAEC financing documents. Substantially all of PSNH's and NAEC's debt obligations ($686 million of PSNH debt and $515 million of NAEC debt) would be affected. For these actions to be avoided, management believes that it is essential that the March 10, 1997, temporary restraining order issued by a federal court judge be extended and made applicable to the foregoing issues.

If these events transpired and the requested court relief is not forthcoming, and if the creditors holding PSNH and NAEC debt obligations decide to exercise their rights to demand payment and not to forebear while the litigation is pending, then either creditors or PSNH and NAEC could initiate proceedings under Chapter 11 of the bankruptcy laws.

As a result of the NHPUC decision and the potential consequences discussed above, the reports of the auditors on the individual financial statements of PSNH and NAEC contain explanatory paragraphs. Those explanatory paragraphs indicate that a substantial doubt exists currently about the ability of PSNH and NAEC to continue as going concerns. The accounts of PSNH and NAEC are included in the consolidated financial statements of NU on the basis of a going concern. While the effect of the implementation of that decision would have a material adverse impact on NU's financial position, results of operations and cash flows, it would not result in defaults under borrowing or other financial agreements of NU or its other subsidiaries.






ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 1996

SCHEDULE XV
COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------
   ACCT          DESCRIPTION                                 1996        1995
--------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
          INCOME
          ------
   457    Services Rendered to Associate Companies        $  51,541  $   58,755
   458    Services Rendered to Nonassociate Companies        77,177      87,980
   421    Miscellaneous Income or (Loss)                         35           3
                                                           ---------  ----------
                                    Total Income          $ 128,753  $  146,738
                                                           ---------  ----------
          EXPENSE
          -------
  Nuclear Power Expenses
------------------------
   517    Operation Supervision and Engineering           $  19,547  $   20,262
   518    Nuclear Fuel Expense                                9,297       7,904
   519    Coolants and Water                                    906         671
   520    Steam Expenses                                      9,007      11,367
   523    Electric Expenses                                   1,872         160
   524    Miscellaneous Nuclear Power Expenses               23,009      28,634
   528    Maintenance Supervision and Engineering            11,508      11,096
   529    Maintenance of Structures                           4,181       3,648
   530    Maintenance of Reactor Plant Equipment              3,867      11,231
   531    Maintenance of Electric Plant                       4,605       5,421
   532    Maintenance of Miscellaneous Nuclear Plant          3,899       7,564
  Transmission Expenses
-----------------------
   570    Maintenance of Station Equipment                       25          91
  Administrative and General Expenses
-------------------------------------
   920    Salaries and Wages                                  3,175       4,654
   921    Office Supplies and Expenses                        1,560       2,375
   922    Administrative Expense Transferred-Credit            (280)       (278)
   923    Outside Services Employed                           5,250       4,208
   924    Property Insurance                                  3,663       4,250
   925    Injuries and Damages                                1,817         629
   926    Employee Pensions and Benefits                     14,897      13,663
   928    Regulatory Commission Expense                       2,422       3,595
  930.1   General Advertising Expenses                          182         269
  930.2   Miscellaneous General Expenses                        626         888
   935    Maintenance of General Plant                            8           0
  All Other Expenses
--------------------
   408    Taxes Other Than Income Taxes                       3,656       4,298
   409    Income Taxes                                          230         (22)
   410    Provision for Deferred Income Taxes                    41           0
   411    Provision for Deferred Income Taxes                  (354)          0
  426.1   Donations                                              74          84
  426.5   Other Deductions                                       10          74
   431    Other Interest Expense                                 52           1
                                                           ---------  ----------
                                    Total Expense         $ 128,752  $  146,737
                                                           ---------  ----------
                              Net Income or (Loss)        $       1  $        1
                                                           =========  ==========







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457


-----------------------------------------------------------------------------
                                 DIRECT     INDIRECT COMPENSATION      TOTAL
                                 COSTS       COSTS      FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY        CHARGED    CHARGED   OF CAPITAL      BILLED
-----------------------------------------------------------------------------
                                 (Thousands of Dollars)
                                 457-1         457-2        457-3



The Connecticut Light and Power   $  5,226   $            $         $  5,226
           Company

North Atlantic Energy Corporation   46,315                            46,315
                                    -------    ------       ------    -------







                   TOTAL          $ 51,541   $     0      $     0   $ 51,541
                                    =======    ======       ======    =======









ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458


                                   DIRECT   INDIRECT    COMPENSATION         EXCESS      TOTAL
             NAME OF                COSTS    COSTS       FOR USE     TOTAL       OR      AMOUNT
        NONASSOCIATE COMPANY       CHARGED  CHARGED     OF CAPITAL   COSTS  DEFICIENCY   BILLED

                                  (Thousands of Dollars)
                                       458-1  458-2       458-3               458-4
                                  --------------------------------------------------------------
Canal Electric Company            $  4,535   $            $       $  4,535     $       $  4,535
Great Bay Power Corporation         15,617                          15,617               15,617
Hudson Light & Power Dept.             100                             100                  100
Massachusetts Municipal Wholesale
            Electric Company        14,923                          14,923               14,923
Montaup Electric Company             3,733                           3,733                3,733
New England Power Company           12,817                          12,817               12,817
New Hampshire Electric Coop.         2,798                           2,798                2,798
Taunton Municipal Lighting Plant       129                             129                  129
United Illuminating Company         22,525                          22,525               22,525

                                    -------    --------     -----   -------      -----   -------

                                  $ 77,177   $       0    $    0  $ 77,177     $    0  $ 77,177
                                    =======    ========     =====   =======      =====   =======


INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company


The Company acts as agent in operating Seabrook Station for the nonassociate companies.








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
For the Year Ended December 31, 1996

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
------------------------------------------------------------------------------
                                                    ASSOCIATE COMPANY CHARGES
 ACCOUNT                                            DIRECT   INDIRECT
  NUMBER         DESCRIPTION OF ITEMS               COST     COST    TOTAL
------------------------------------------------------------------------------
   Nuclear Power Expenses
   ----------------------
   517    Operation Supervision and Engineering     $  7,827 $       $  7,827
   518    Nuclear Fuel Disposal                        3,723            3,723
   519    Coolants and Water                             363              363
   520    Steam Expenses                               3,607            3,607
   523    Electric Expenses                              750              750
   524    Miscellaneous Nuclear Power Expenses         9,212            9,212
   528    Maintenance Supervision and Engineering      4,608            4,608
   529    Maintenance of Structures                    1,674            1,674
   530    Maintenance of Reactor Plant Equipment       1,548            1,548
   531    Maintenance of Electric Plant                1,844            1,844
   532    Maintenance of Miscellaneous Nuclear Plant   1,561            1,561
   Transmission Expenses
   ---------------------
   570    Maintenance of Station Equipment                10               10
   Administrative and General Expenses
   -----------------------------------
   920    Salaries and Wages                           1,271            1,271
   921    Office Supplies and Expenses                   625              625
   922    Administrative Expense Transferred-Credit     (112)            (112)
   923    Outside Services Employed                    2,102            2,102
   924    Property Insurance                           1,467            1,467
   925    Injuries and Damages                           728              728
   926    Employee Pensions and Benefits               5,965            5,965
   928    Regulatory Commission Expense                  970              970
  930.1   General Advertising Expenses                    73               73
  930.2   Miscellaneous General Expenses                 251              251
   935    Maintenance of General Plant                     3                3
   All Other Expenses
   ------------------
   408    Taxes Other Than Income Taxes                1,464            1,464
   409    Income Taxes                                    92               92
   410    Provision for Deferred Income Tax               16               16
   411    Provision for Deferred Income Tax             (142)            (142)
  426.1   Donations                                       30               30
  426.5   Other Deductions                                 4                4
   431    Other Interest Expense                          21               21
                                                      ------------------------
                              TOTAL EXPENSES =      $ 51,555 $       $ 51,555

   421    Miscellaneous Non-Operating Income             (15)             (15)
          Net Income                                       1                1
                                                      ------------------------
               TOTAL COST OF SERVICE =              $ 51,541 $       $ 51,541
                                                      ========================

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
For the Year Ended December 31, 1996

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
-------------------------------------------------------------------------------
                                                    NONASSOCIATE COMPANY CHARGES
 ACCOUNT                                            DIRECT   INDIRECT
  NUMBER         DESCRIPTION OF ITEMS               COST     COST    TOTAL
-------------------------------------------------------------------------------
   Nuclear Power Expenses
   ----------------------
   517    Operation Supervision and Engineering     $ 11,720 $       $ 11,720
   518    Nuclear Fuel Disposal                        5,574            5,574
   519    Coolants and Water                             543              543
   520    Steam Expenses                               5,400            5,400
   523    Electric Expenses                            1,122            1,122
   524    Miscellaneous Nuclear Power Expenses        13,797           13,797
   528    Maintenance Supervision and Engineering      6,900            6,900
   529    Maintenance of Structures                    2,507            2,507
   530    Maintenance of Reactor Plant Equipment       2,319            2,319
   531    Maintenance of Electric Plant                2,761            2,761
   532    Maintenance of Miscellaneous Nuclear Plant   2,338            2,338
   Transmission Expenses
   ---------------------
   570    Maintenance of Station Equipment                15               15
   Administrative and General Expenses
   -----------------------------------
   920    Salaries and Wages                           1,904            1,904
   921    Office Supplies and Expenses                   935              935
   922    Administrative Expense Transferred-Credit     (168)            (168)
   923    Outside Services Employed                    3,148            3,148
   924    Property Insurance                           2,196            2,196
   925    Injuries and Damages                         1,089            1,089
   926    Employee Pensions and Benefits               8,932            8,932
   928    Regulatory Commission Expense                1,452            1,452
  930.1   General Advertising Expenses                   109              109
  930.2   Miscellaneous General Expenses                 375              375
   935    Maintenance of General Plant                     5                5
   All Other Expenses
   ------------------
   408    Taxes Other Than Income Taxes                2,192            2,192
   409    Income Taxes                                   138              138
   410    Provision for Deferred Income Tax               25               25
   411    Provision for Deferred Income Tax             (212)            (212)
  426.1   Donations                                       44               44
  426.5   Other Deductions                                 6                6
   431    Other Interest Expense                          31               31
                                                    ---------------------------
                              TOTAL EXPENSES =      $ 77,197 $       $ 77,197

   421    Miscellaneous Non-Operating Income             (20)             (20)
          Net Income                                       0                0
                                                    ---------------------------
               TOTAL COST OF SERVICE =              $ 77,177 $       $ 77,177
                                                    ===========================

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.






ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
For the Year Ended December 31, 1996

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------------
                                                      TOTAL CHARGES FOR SERVICE
  ACCOUNT                                              DIRECT INDIRECT
   NUMBER        DESCRIPTION OF ITEMS                   COST  COST    TOTAL
--------------------------------------------------------------------------------
   Nuclear Power Expenses
   ----------------------
    517     Operation Supervision and Engineering      19,547 $       $  19,547
    518     Nuclear Fuel Disposal                       9,297             9,297
    519     Coolants and Water                            906               906
    520     Steam Expenses                              9,007             9,007
    523     Electric Expenses                           1,872             1,872
    524     Miscellaneous Nuclear Power Expenses       23,009            23,009
    528     Maintenance Supervision and Engineering    11,508            11,508
    529     Maintenance of Structures                   4,181             4,181
    530     Maintenance of Reactor Plant Equipment      3,867             3,867
    531     Maintenance of Electric Plant               4,605             4,605
    532     Maintenance of Miscellaneous Nuclear Plant  3,899             3,899
   Transmission Expenses
   ---------------------
    570     Maintenance of Station Equipment               25                25
   Administrative and General Expenses
   -----------------------------------
    920     Salaries and Wages                          3,175             3,175
    921     Office Supplies and Expenses                1,560             1,560
    922     Administrative Expense Transferred-Credit    (280)             (280)
    923     Outside Services Employed                   5,250             5,250
    924     Property Insurance                          3,663             3,663
    925     Injuries and Damages                        1,817             1,817
    926     Employee Pensions and Benefits             14,897            14,897
    928     Regulatory Commission Expense               2,422             2,422
   930.1    General Advertising Expenses                  182               182
   930.2    Miscellaneous General Expenses                626               626
    935     Maintenance of General Plant                    8                 8
   All Other Expenses
   ------------------
    408     Taxes Other Than Income Taxes               3,656             3,656
    409     Income Taxes                                  230               230
    410     Provision for Deferred Income Tax              41                41
    411     Provision for Deferred Income Tax            (354)             (354)
   426.1    Donations                                      74                74
   426.5    Other Deductions                               10                10
    431     Other Interest Expense                         52                52
                                                      --------------------------
                                TOTAL EXPENSES =      128,752 $       $ 128,752

    421     Miscellaneous Non-Operating Income            (35)              (35)
            Net Income                                      1                 1
                                                      --------------------------
                 TOTAL COST OF SERVICE =              128,718 $       $ 128,718
                                                      ==========================

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
For the Year Ended December 31, 1996

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------
 ACCOUNT                                                              SERVICE
                                                                      FUNCTION
                                                                      ----------
                                                 TOTAL                SEABROOK
 NUMBER       DESCRIPTION OF ITEMS               AMOUNT     OVERHEAD  STATION
--------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
  Nuclear Power Expenses
  ----------------------
   517   Operation Supervision and Engineering   $  19,547  $         $  19,547
   518   Nuclear Fuel Disposal                       9,297                9,297
   519   Coolants and Water                            906                  906
   520   Steam Expenses                              9,007                9,007
   523   Electric Expenses                           1,872                1,872
   524   Miscellaneous Nuclear Power Expenses       23,009               23,009
   528   Maintenance Supervision and Engineering    11,508               11,508
   529   Maintenance of Structures                   4,181                4,181
   530   Maintenance of Reactor Plant Equipment      3,867                3,867
   531   Maintenance of Electric Plant               4,605                4,605
   532   Maintenance of Miscellaneous Nuclear Plant  3,899                3,899
  Transmission Expenses
  ---------------------
   570   Maintenance of Station Equipment               25                   25
  Administrative and General Expenses
  -----------------------------------
   920   Salaries and Wages                          3,175                3,175
   921   Office Supplies and Expenses                1,560                1,560
   922   Administrative Expense Transferred-Credit    (280)                (280)
   923   Outside Services Employed                   5,250                5,250
   924   Property Insurance                          3,663                3,663
   925   Injuries and Damages                        1,817                1,817
   926   Employee Pensions and Benefits             14,897               14,897
   928   Regulatory Commission Expense               2,422                2,422
  930.1  General Advertising Expenses                  182                  182
  930.2  Miscellaneous General Expenses                626                  626
   935   Maintenance of General Plant                    8                    8
  All Other Expenses
  ------------------
   408   Taxes Other Than Income Taxes               3,656                3,656
   409   Income Taxes                                  230                  230
   410   Provision for Deferred Taxes                   41                   41
   411   Provision for Deferred Taxes                 (354)                (354)
  426.1  Donations                                      74                   74
  426.5  Other Deductions                               10                   10
   431   Other Interest Expense                         52                   52
                                                   --------   -------   --------
                                TOTAL EXPENSES   $ 128,752  $      0  $ 128,752
                                                   ========   =======   ========

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3, General Structure of Accounting System: Uniform System of Accounts)








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE XVII


KEYS FOR SERVICE FUNCTIONS


  KEYS                             SERVICE FUNCTION



            The individual unit for which NAESCO provides service is listed separately on Page 24.







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
For the Year Ended December 31, 1996
DEPARTMENTAL ANALYSIS OF SALARIES




NAME OF DEPARTMENT                   DEPARTMENTAL SALARY EXPENSE
------------------                   INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
                                     ----------------------------------PERSONNEL
Indicate each department   TOTAL     PARENT    OTHER       NON            END
     or service function.  AMOUNT    COMPANY   ASSOCIATES  ASSOCIATES   OF YEAR
--------------------------------------------------------------------------------
                           (Thousands of Dollars)

Seabrook Station           $ 48,581  $           $ 19,453    $ 29,128       814


                             -------   -------     -------     ------- ---------

                           $ 48,581  $      0    $ 19,453    $ 29,128       814
                             =======   =======     =======     ======= =========








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

OUTSIDE SERVICES EMPLOYED


INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
-----------------------------------------------------------------------------------------------------

                                                 RELATIONSHIP
                                                 "A"-ASSOCIATE
                                                   "NA"-NON
 FROM WHOM PURCHASED                               ASSOCIATE      AMOUNT
-----------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
COMPUTER AND COMMUNICATION SERVICES

IBM                                                   NA      $       114

The INDUS Group                                       NA              221

Northeast Utilities Service Company                    A            3,019

Miscellaneous (17 payees)                             NA              204
                                                                ----------
                      TOTAL COMPUTER SERVICES                 $     3,558
                                                                ----------

ENGINEERING SERVICES

Normandeau Associates                                 NA      $     1,091

Northeast Utilities Service Company                    A            2,188

Raytheon Engineers & Constructors                     NA            1,371

Yankee Atomic Electric Co.                            NA            4,029

Miscellaneous (20 payees)                             NA               96
                                                                ----------
                      TOTAL ENGINEERING SERVICES              $     8,775
                                                                ----------


LEGAL SERVICES

Miscellaneous (15 payees)                             NA      $       145
                                                                ----------
                      TOTAL LEGAL SERVICES                    $       145
                                                                ----------

SECURITY SERVICES

Green Mountain Security Service of NH                 NA      $     2,084

Miscellaneous (1 payee)                               NA                7
                                                                ----------
                      TOTAL SECURITY SERVICES                 $     2,091
                                                                ----------

OTHER SERVICES

Business Health Management                            NA      $       133

Massachussetts Emergency Management Agency            NA              447

Northeast Utilities Service Company                    A            3,252

Public Service Company of New Hampshire                A              369

Republic Management                                   NA              109

State of New Hampshire                                NA            1,374

Miscellaneous (448 payees)                            NA            1,122
                                                                ----------
                      TOTAL OTHER SERVICES                    $     6,806
                                                                ----------

                      GRAND TOTAL OUTSIDE SERVICES EMPLOYED   $    21,375
                                                                ----------


--------------------------------------------------------------------------
FROM WHOM PURCHASED                     DESCRIPTION OF SERVICES
--------------------------------------------------------------------------

COMPUTER AND COMMUNICATION SERVICES

IBM                                     Provide maintenance and operations
                                          support for mainframe and personal
                                          computers and systems.

The INDUS Group                         Provide integrated software application
                                          solutions.

Northeast Utilities                     See note below
  Service Company


ENGINEERING SERVICES

Normandeau Associates                   Provides environmental monitoring
                                          services as requested.

Northeast Utilities
  Service Company                       See note below

Raytheon Engineers & Constructors       Provides engineering and administrative
                                          services as requested.

Yankee Atomic Electric Co.              Provides engineering, emergency plan-
                                          ning, environmental monitoring, and
                                          other services.


SECURITY SERVICES

Green Mountain Security Service of NH   Provides security services for baseline
                                          security support.


OTHER SERVICES

Business Health Management              Provides site medical officer and review
                                          of site medical records and issues.

Massachussetts Emergency Management
  Agency                                Provides administration of state
                                          emergency management agency.

Northeast Utilities
  Service Company                       See note below

Public Service Company of
  New Hampshire                         Provides worker's compensation
                                          administration, facilities and
                                          miscellaneous service.

Republic Management                     Provides food service for site.

State of New Hampshire                  Provides administration of state
                                          emergency management agency.




NOTE:  Provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services.







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

   For the Year Ended December 31, 1996

      EMPLOYEE PENSIONS AND BENEFITS
                ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                           (Thousands
                                                          of Dollars)

Pension Plan                                              $  3,881
Incentive Goals Plan                                         4,059
Group Life, Long-term Disability, Hospital
       and Medical Insurance Expenses                        3,985
FAS 106 VEBA Funding                                         1,241
Supplemental and Early Retirement Plans                      1,112
Employee Stock Option Plan                                     416
Employee Assistance Program                                     87
Educational Activities                                          74
Other Employee Benefits Expenses                                42
                                                            -------
                                           TOTAL          $ 14,897
                                                            =======







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1


INSTRUCTIONS:Provide a listing of the amount included in Account 930.1,
             "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------
                     DESCRIPTION                               AMOUNT
--------------------------------------------------------------------------
                                                               (Thousands
                                                               of Dollars)

Advertising                   Associated Press                 $        9
                              Yankee Printer                            5



Science & Nature Center       Barker Specialty                          5
                              Exeter Land Contractor                   10
                              NUCON Engineering                        14
                              Walmart                                   3
                              Various (22 items)                      136



                                                                 ---------

                                                      TOTAL    $      182
                                                                 =========








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

   For the Year Ended December 31, 1996

      MISCELLANEOUS GENERAL EXPENSES
               ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2,
                  "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.
--------------------------------------------------------------------------
                DESCRIPTION                                    AMOUNT
--------------------------------------------------------------------------
                                                               (Thousands
                                                               of Dollars)

Industry association dues                                      $      355
Miscellaneous Payroll Expense                                         136
Employee Functions                                                     35
Various                                                               100

                                                                 ---------

                                     TOTAL                     $      626
                                                                 =========








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

   For the Year Ended December 31, 1996


                   RENTS



INSTRUCTIONS: Provide a listing of the amount included in accounts entitled "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

---------------------------------------------------------------------------
             TYPE OF PROPERTY                                      AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)

                                                                $      731
Computers/Data processing equipment                                    319
Communications equipment                                               117
Vehicles                                                                78
Buildings                                                              147
Equipment and other                                               ---------

                                           TOTAL                $    1,392
                                                                  =========








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

   For the Year Ended December 31, 1996

       TAXES OTHER THAN INCOME TAXES
                ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



-------------------------------------------------------------------------
                KIND OF TAX                                  AMOUNT
-------------------------------------------------------------------------
                                                 (Thousands of Dollars)


(1) Other Than U.S. Government Taxes:

    State Unemployment Tax                                    $      115
    State Business Tax                                               140
                                                                ---------

               Sub-Total                                      $      255
                                                                ---------



(2) U.S. Government Taxes:

    Federal Unemployment Tax                                  $       63
    Federal Insurance Contribution Act                             3,338
                                                                ---------

               Sub-Total                                      $    3,401
                                                                ---------


                                           TOTAL              $    3,656
                                                                =========









ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


             DONATIONS
           ACCOUNT 426.1


INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations,"
              classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------
         NAME OF RECIPIENT             PURPOSE OF DONATION     AMOUNT
--------------------------------------------------------------------------
                                                               (Thousands
                                                               of Dollars)

New Hampshire Seacoast United Way  Charitable Contributions     $      27
Seacoast Repertory Theater         Charitable Contributions            11
Seabrook Employee Fund             Charitable Contributions             6
Portsmouth Chamber of Commerce     Charitable Contributions             4
Miscellaneous (57 items)           Charitable Contributions            26


                                                                  --------

                                              TOTAL             $      74
                                                                  ========






<Caption

ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


        OTHER DEDUCTIONS
          ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions,"
                                  classifying such expenses according to their nature.


---------------------------------------------------------------------------
           DESCRIPTION                    NAME OF PAYEE         AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)

Advertising                      Various                         $       5


Local Business Events            MEMA                                    1


Political activities             Murphy, S&H                            40
                                 Luka's Greenhouse Restaurant            9


Executive Incentive Compensation Adjustments to long term plan         (45)



                                                                   --------

                           TOTAL                                 $      10
                                                                   ========









ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE XVIII

NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 19 through 19H.






               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                     ORGANIZATION CHART (AS OF DECEMBER 31, 1996)


Executive Vice President and Chief Nuclear Officer Seabrook

  - Executive Director, Services

  - Station Director

  - Director, Nuclear Engineering

  - Director, Support Services






ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

For the Year Ended December 31, 1996


     Methods of Allocation


All costs are specific to Seabrook Station and are direct charged.






ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

For the Year Ended December 31, 1996



Expenses of Seabrook Station are funded in advance therefore there are no charges for use of capital.







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

       SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Conmmission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.




                              NORTH ATLANTIC ENERGY SERVICE CORPORATION
                              -------------------------------------------
                                  (Name of Reporting Company)



                          By:   /s/ John J. Roman
                              -------------------------------------------
                                 (Signature of Signing Officer)



                              John J. Roman - Vice President and Controller
                              -------------------------------------------
                               (Printed Name and Title of Signing Officer)


                               April 25, 2997
                        Date: -------------------------------------------